SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

Prana Biotechnology Limited (Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X___	Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________	No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

Wall Street Journal Article Profiles Challenges for Alternative Alzheimer’s Researchers

MELBOURNE, Australia, April 12 — Australian drug development company Prana Biotechnology Limited (Nasdaq: PRAN; ASX: PBT) announced today that an important article appearing in the April 9th, 2004 edition of The Wall Street Journal has shed further light on the difficulties facing researchers of Alzheimer’s Disease that differ from the prevailing “amyloid hypothesis.”

The story serves as a follow-up to a feature profile of Prana Biotechnology’s Chief Scientist Professor Ashley I. Bush, M.D., Ph.D., of Harvard Medical School, which ran in The Wall Street Journal on December 26, 2003. In that article, Dr. Bush discussed his many challenges in gaining peer acceptance of his theories. His revolutionary work on brain zinc and copper interactions causing amyloid pathology was eventually recognized by his peers last year when he received the prestigious Potamkin Prize from the American Academy of Neurology. This work is the scientific platform behind Prana’s MPAC drug class, which showed benefit in a phase 2 clinical trial published last year.

The current article chronicles another Harvard Medical School team, that was able to shut down two mouse genes whose human forms have been linked to inherited forms of Alzheimer’s. Against the advice of the lead researcher’s mentor, the scientists submitted their findings to two leading journals, only to face a long list of criticisms that took months to address. “Powerful people in this field think that amyloid causes Alzheimer’s and won’t consider research that questions the amyloid hypothesis,” said one of the Harvard scientists. In total, the publication of this potentially important paper was delayed nearly two years.

The difficulties such researchers face in introducing new theories to the Alzheimer’s debate has been gaining in recognition. In the article, Zaven Khachaturian, who ran research at the National Institute of Aging, said, “Whenever you have a field with limited funding, and a small number of people with big egos who have everything invested in one idea, you have the right chemistry for one theory to become so pervasive nothing else can flourish.” Khachaturian added that the dominance of the amyloid hypothesis and the strangling of alternatives was “one of the most important issues in science today.”

To obtain a copy of the story, contact The Anne McBride Company at 212-983-1702 ext. 212.

About Prana

Prana is a Melbourne-based biotechnology company established in 1997 to commercialize research into Alzheimer’s disease and other major age-related degenerative disorders (Nasdaq: PRAN; ASX: PBT). Prana’s technology was discovered by the company’s researchers at prominent international institutions including Massachusetts General Hospital at Harvard Medical School, the University of Melbourne and the Mental Health Research Institute in Melbourne.

Investor – New York Steven Silver Phone: + 1 212 983 1702 ext 212 silver@annemcbride.com	Media – New York Ivette Almeida Phone: + 1 212 983 1702 ext 209 ivette.almeida@annemcbride.com	Company Mr. Geoffrey Kempler, Executive Chairman, Prana Phone: +61 3 9690 7892 gkempler@pranabio.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED (Registrant)

By	/s/ Geoffrey Kempler Geoffrey Kempler, Executive Chairman

Date: May 10, 2004